Exhibit 4.2

SpringBig Holdings, Inc.

Senior Secured Convertible Promissory Note

FIRST AMENDMENT

This First Amendment to the SpringBig Holdings, Inc. Senior Secured Convertible Promissory Note (the “Amendment”), dated as of November 11, 2024 (the “Amendment Date”), is hereby made and entered into by and among SpringBig Holdings, Inc., a Delaware corporation (the “Maker” or the “Company”), and Shalcor Management Inc., a corporation existing pursuant to the laws of Alberta, in its capacity as collateral agent (the “Collateral Agent”) on behalf of purchasers of SpringBig Holdings, Inc. Senior Secured Convertible Notes (the “Holders”).

WHEREAS, Maker, Collateral Agent and Holders are parties to a Note Purchase Agreement, Senior Secured Convertible Promissory Notes (the “Notes”), Intercreditor and Collateral Agency Agreement (the “Collateral Agency Agreement”) and other related documents each dated as of January 23, 2024, (collectively the “Transaction Documents”) whereby Maker issued Notes to the Holders in aggregate totaling $6,400,000 pursuant to the terms of the Transaction Documents. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Transaction Documents;

AND WHEREAS, Maker desires to amend the terms of the Notes;

AND WHEREAS, pursuant to the Collateral Agency Agreement, the Collateral Agent, having received the Required Noteholder Consent, has been directed by the Holders, to enter into an amendment to the terms of the Notes as permitted by Section 2.6(b) of the Collateral Agency Agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Maker and Collateral Agent, on behalf of Holders, hereby agree as follows:

1. The sentence of the Note in which the term “Maturity Date” is defined shall be amended and restated in its entirety to read as follows:

The Maturity Date of this Note shall be 36 months from the Original Issuance Date of this Note, unless the Required Holders have given notice to the Maker that it elects to accelerate the Maturity Date to the extent explicitly permitted by this Note (the “Maturity Date”).

2. Section 1.2 Interest of the Note is hereby amended and restated in its entirety to read as follows:

1.2 Interest. Interest on this Note shall commence accruing (i) from the period beginning on the Original Issuance Date and ending on but excluding the Amendment Date, at 8% per annum and (ii) from the Amendment Date onwards, at 13% per annum (the “Interest Rate”) calculated based on the outstanding Obligations, shall be computed on the basis of a 360-day year assuming a 30-day month (i.e. 30/360 basis) and shall be payable by the Company to the Holders. Interest is payable semi-annually in arrears on each January 15 and July 15, commencing on July 15, 2024, to Holders of record at the close of business on the preceding January 1 and July 1 (whether or not such day is a Trading Day), respectively. Interest on this Note shall be payable by increasing the principal amount of the outstanding Note by an amount equal to the amount of Interest for the applicable interest period (rounded up to the nearest $1.00). Following an increase in the principal amount of this Note as a result of an Interest payment, this Note will bear interest on such increased principal amount from and after the date of such Interest payment. Unless the context requires otherwise, references to this Note or the “Principal” or the “Principal amount” of Notes including for any purpose includes any increase in the principal amount of the Notes as a result of the Interest payment.

Interest Rate shall reduce by 0.75% for each three-month period that the Company reports on an earnings release furnished with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K an Adjusted EBITDA (as defined in such earnings release) exceeding $900,000 starting with the three months ending March 31, 2025, subject to the Interest Rate being no less than 10% at any time regardless of any further reductions under this Section. Any reduction in the Interest Rate pursuant to this clause shall be effective from date of the applicable earnings release.

Notwithstanding any other provision of this Note or any other Loan Document, upon the occurrence of any Default which is continuing, the Borrowers shall pay interest and fees on the Obligations at a rate (payable on Demand as well after as before judgement) equal to the Interest rate then payable in accordance with this Agreement plus 8.0% per annum (such increased rate to be effective on the date of such Default and thereafter until the date such Default has been cured or waived in writing by the Required Holders) which shall compensate the Holders for the additional risk being assumed in connection with the outstanding Obligations during the continuance of such Default.

3. Section 5.1(o) of the Note is hereby amended and restated in its entirety to read as follows:

Minimum Cash Balance. The Company shall not permit its total cash balance in the Company Deposit Accounts to be less than One Million Dollars ($,1,000,000) as of the end of any calendar month commencing on or after February 1, 2025 (the “Minimum Cash Balance Requirement”).

4. Effective the Amendment Date, the Company agrees to increase the principal amount of the outstanding Convertible Notes by an aggregate amount equal to $265,791, as applied on a pro rata basis to each Holder depending on the principal amount of Convertible Notes held of record on the business day immediately preceding the Amendment Date

Except as explicitly contemplated and amended hereby, the Transaction Documents shall remain in full force and effect without change and each is hereby confirmed. Upon the effectiveness of this Amendment, each reference in the Transaction Documents to the “Convertible Notes,” the prefix “herein,” “hereof,” or words of similar import, and each reference in the Transaction Documents to the Convertible Notes, shall mean and be a reference to the Convertible Notes as amended hereby. This Amendment may be executed in separate counterparts, each of which taken together shall be one and the same Amendment.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the first date written above:

SPRINGBIG HOLDINGS, INC.

By:	/s/ Paul Sykes
Title:	Chief Financial Officer

SHALCOR MANAGEMENT INC., in its capacity as Collateral Agent for Holders

By:	/s/ Shawn Dym
Title:	Managing Director

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